CROWDFUNDING OFFICERS CERTIFICATE

The undersigned Manager of Damsel Productions, LLC, a Delaware limited liability company corporation (the "**Issuer**"), hereby delivers this certificate (the "**Officers Certificate**") pursuant to the Crowdfunding Engagement Agreement, dated as of November [30th], 2016, (the "**Agreement**"), by and among the Issuer, Manorhaven Capital, LLC, a Delaware limited liability company (the "**Intermediary**"), StockCross Financial Services, Inc., a Massachusetts corporation ("**StockCross**") and EquityArcade, LLC a Delaware limited liability company ("**EquityArcade**"). Capitalized terms used but not defined in this certificate shall have the meanings assigned to them in the Agreement.

On behalf of the Issuer, the undersigned hereby certifies to the Intermediary, StockCross and EquityArcade, in my capacity as Manager of the Issuer and not in my individual capacity, that:

1.   The Issuer is in compliance with Section 4A(b) of the Securities Act and the related requirements of Regulation Crowdfunding.

2.   The Issuer has filed with the SEC and provided to the investors and the Intermediary the Offering Statement and such Offering Statement includes the information required by Rule 201 of Regulation Crowdfunding.

3.   The Issuer has established means to keep accurate records of the holders of the CF Securities sold in the Crowdfunding Offering.

4.   The Financial Statements included in the Offering Statement are true and complete in all material respects; and the tax return information of the Issuer included in the Offering Statement reflects accurately the information reported on the tax return for the Issuer filed for the Issuer's most recent year.

5.   As of the date of this Officers Certificate, the Offering Materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and no event has occurred as a result of which it is necessary to amend or supplement the Offering Materials in order to make the statements therein not untrue or misleading in any material respect.

6.   Each of the representations and warranties of the Issuer contained in the Agreement were, when originally made, and are, as of the date of this Officers Certificate, true and correct in all respects for those representations and warranties qualified by materiality and in all material respects for those representations and warranties that are not qualified by materiality.

7.   Each of the covenants required herein to be performed by the Issuer on or prior to the date of this Officers Certificate has been duly, timely and fully performed and each condition herein required to be complied with by the Issuer on or prior to the delivery of such certificate has been duly, timely and fully complied with.

8.   Subsequent to the date of the most recent financial statements in the Offering Statement, there has been no material adverse change to the business or prospects of the Issuer.

9.   No event has occurred with respect to the Issuer or any of its Officers and Directors which would cause the Issuer to be disqualified from selling the CF Securities in reliance upon Section 4(a)(6) and Regulation Crowdfunding.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Officers Certificate to the Intermediary, StockCross and EquityArcade on this [30] day of [November], 2017.



Name: Megan Summers
Title: Manager